FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Scherff, Clarke	2. Issuer Name and Tickler or Trading Symbol Mentor Corporation ("MNTR")

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

___   Director                ___ 10% Owner

_X__  Officer (give title below)

___  Other (specify below)

__________________________________
Vice President, Regulatory Compliance

(Last) (First) (Middle) 201 Mentor Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year November 21, 2002
(Street) Santa Barbara, CA 93111			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/21/02	11/21/02	M		8,000	A	21.375		D
Common Stock	11/21/02	11/21/02	M		5,000	A	23.125		D
Common Stock	11/21/02	11/21/02	M		5,000	A	21.875		D
Common Stock	11/21/02	11/21/02	M		3,000	A	27.125		D
Common Stock	11/21/02	11/21/02	M		5,000	A	20.50		D
Common Stock	11/21/02	11/21/02	M		5,625	A	15.25		D
Common Stock	11/21/02	11/21/02	M		10,000	A	16.625		D
Common Stock	11/21/02	11/21/02	M		10,000	A	15.6875		D
Common Stock	11/21/02	11/21/02	M		5,000	A	26.61		D
Common Stock	11/21/02	11/21/02	S		56,625	D	42.72	300	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option, Right to Buy	21.375	11/21/02		M			8,000	9/13/96	9/13/05	Common Stock	8,000
Option, Right to Buy	23.125	11/21/02		M			5,000	5/9/97	5/9/06	Common Stock	5,000
Option, Right to Buy	21.875	11/21/02		M			5,000	5/15/98	5/15/07	Common Stock	5,000
Option, Right to Buy	27.125	11/21/02		M			3,000	2/4/99	2/4/08	Common Stock	3,000
Option, Right to Buy	20.50	11/21/02		M			5,000	7/28/99	7/28/08	Common Stock	5,000
Option, Right to Buy	15.25	11/21/02		M			5,625	5/14/00	5/14/09	Common Stock	5,625
Option, Right to Buy	16.625	11/21/02		M			10,000	5/5/01	5/5/10	Common Stock	10,000
Option, Right to Buy	15.6875	11/21/02		M			10,000	10/19/01	10/19/10	Common Stock	10,000
Option, Right to Buy	26.61	11/21/02		M			5,000	5/23/02	5/23/11	Common Stock	5,000
													50,875	D
Explanation of Responses:
	/S/ADEL MICHAEL **Signature of Reporting Person	November 22, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure